Mail Stop 6010

December 23, 2005

Kevin M. McNamara
Executive Vice President and Chief Financial Officer
HealthSpring, Inc.
44 Vantage Way, Suite 300
Nashville, TN 37228

> **Re:** **HealthSpring, Inc.**
> **Registration Statement on Form S-1, Amendment 1**
> **Filed December 9, 2005**
> **File No. 333-128939**

Dear Mr. McNamara:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM S-1</u>

<u>If we are unable to implement effective internal controls . . . , page 21</u>

1. We reissue comment 23 in part. This risk factor still appears to be generic in nature. Please discuss the specific issues or weaknesses you have identified, if any, regarding your internal controls. If you are not aware of any such issues, please consider whether it is appropriate to include this risk factor in your document.

Capitalization, page 29

2. In light of your response to prior comment 29, please disclose how the GTCR
    funds advised you of their intentions and the extent to which they are bound by
    these intentions. If they are non-binding, please further justify, to us, why it is
    appropriate to assume that the preferred stock will convert to common stock, as it
    would not appear to be factually supportable.

Selected Financial Data and Other Information, page 31

3. While your response to prior comment 31 asserted that "[n]one of the adjustments
    to EBITDA made in calculating Adjusted EBITDA eliminate items … prohibited
    by Item 10(e)(1)(ii)(B) or Question 8 of the FAQs", it appears that the
    adjustments made in calculating EBITDA appear to be so prohibited.
    Specifically, income tax expense, interest expense, and depreciation and
    amortization appear to recurring items. As such, please remove disclosures
    related to Adjusted EBITDA or justify why it is not prohibited.

Management's Discussion and Analysis of Financial Condition and Results …, page 36

Critical Accounting Policies and Estimates, page 51

Medical Claims Liability and Medical Expenses, page 52

4. In light of your response to comment 37, please disclose the extent to which
    "management's best estimate of medical expense incurred but not yet reported" is
    consistent with the point estimate that results from your actuarial methodologies.
    To the extent that they differ, please qualitatively and quantitatively explain why.

5. As your response to prior comment 38 noted that the changes are intended to be
    hypothetical, please revise your disclosures to illustrate the potential impact of
    reasonably likely, as opposed to hypothetical, changes, as we had requested in
    that comment and as contemplated by Section V. of Financial Reporting Release
    72.

6. Your response to prior comment 39 appears to provide only a general discussion
    of what could cause prior period liability development. As such and as we had
    requested, please elaborate on the actual prior period liability development that
    you experienced in each of the periods for which you present financial statements
    to include the following disclosures: (a) discuss and quantify offsetting changes
    in the prior estimates; (b) identify the changes in the key assumptions underlying
    the prior estimates; and, (c) disclose any trends in the number of claims and the
    average settlement amounts and how those treads are consistent with the liability
    development.

Business, page 58

7. We note your response to comment 40 regarding your belief that you "are one of the largest managed care organizations in the United States whose primary focus is the Medicare Advantage market." Please cite in your document the sources upon which this belief is based, and explain how management used these sources to arrive at the belief.

8. We note your response to comment 41. Please identify and discuss the specific medical costs that your concentration on Medicare Advantage has enabled you to control.

Non-employee Directors, page 84

9. Please provide the names of Mr. Hensley's publishing company and real estate and rental property development companies.

Index to Financial Statements, page F-1

Financial Statements of HealthSpring, Inc. and Subsidiaries, page F-2

2. Recapitalization, page F-5

10. Please tell us why it was appropriate to expense the $1.7 million in transaction costs HealthSpring appeared to incur during the seven months ended September 30, 2005.

Financial Statements of NewQuest, LLC as of and for the Years Ended …, page F-14

Notes to Consolidated Financial Statements, page F-19

(1) Organization and Summary of Significant Accounting Policies, page F-19

(a) Description of Business and Basis of Presentation, page F-19

GulfQuest, LP (GulfQuest), page F-18

11. Please elaborate on your assertion, in response to prior comment 63, that you do not believe either FIN 46(R) or EITF 97-2 requires you to consolidate any of the independent physician associations managed by GulfQuest. In so doing, please tell us whether each guidance is applicable, as we had requested, and why or why not. If either is applicable, please cite the specific paragraphs of the applicable guidance that caused you to believe the consolidation was not required.

(m) Fee Revenue, page F-25

12. Please tell us why it is appropriate to present, within medical expense, the fees you receive based on a share of the profits related to members of NewQuest's HMO subsidiaries, as per your revised disclosures and your response to prior comment 70. Please cite the specific accounting literature supporting this presentation.

(o) Earnings per Member Unit, page F-25

13. Please tell clarify your assertion, included in your response to prior comment 71, that the phantom membership agreements were "not dilutive". If you believe that they should not have been consider as potentially dilutive, please cite the specific paragraphs in SFAS 128 supporting that belief. However, if you considered them as potentially dilutive, please elaborate on how, under SFAS 128, they would be antidilutive "because amounts thereunder were only payable thereunder in the event of the sale of the Company".

In addition, as your responded that the TennQuest ownership interests were potentially dilutive, please revise your disclosures, here and on page F-7, that there were no potentially dilutive units so that it complies with paragraph 40(c) of SFAS 128.

 (21) Phantom Membership Agreements, page F-40

14. As we had requested in our prior comment 75, please cite the specific literature supporting your accounting for the phantom membership agreements. In so doing, please tell us whether the they are within the scope of SFAS 123 and EITF 96-18 and why or why not. If so, please tell us how you have complied with the applicable guidance.

Item 16. Exhibits and Financial Statement Schedules, page II-3

15. Agreements filed pursuant to Item 601(b)(10) of Regulation S-K are typically material enough that their principal terms should also be discussed in the body of the filing. Please ensure that you provide appropriate disclosure concerning each of these contracts. In your response letter, please list the page numbers where each exhibit filed under Item 601(b)(10) is discussed in your filing.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 or Oscar Young at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Howard H. Lamar III, Esq.
        J. James Jenkins, Jr., Esq.
        Bass, Berry & Sims PLC
        315 Deaderick Street, Suite 2700
        Nashville, TN 37238